UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934:
For the fiscal year ended December 31, 2015.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934:
For the transition period from             to             .
Commission File No. 1-9183

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Harley-Davidson Retirement Savings Plan for Salaried Employees
Harley-Davidson Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees
Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees
Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Harley-Davidson, Inc.
3700 West Juneau Avenue
Milwaukee, Wisconsin 53208

REQUIRED INFORMATION

1.	Not applicable.

2.	Not applicable.

3.	Not applicable.

4.
The Harley-Davidson Retirement Savings Plans (the “Plans”) are subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Attached hereto are copies of the most recent financial statements and schedule of the Plans prepared in accordance with the financial reporting requirements of ERISA.

Exhibits

23	Consent of Independent Registered Public Accounting Firm

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plans) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Harley-Davidson
Retirement Savings Plan for Salaried Employees

Date: June 20, 2016	By:	/s/ Perry A. Glassgow

Perry A. Glassgow
Administrative Committee Member

Harley-Davidson
Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees

Date: June 20, 2016	By:	/s/ Perry A. Glassgow

Perry A. Glassgow
Administrative Committee Member

Harley-Davidson
Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees

Date: June 20, 2016	By:	/s/ Perry A. Glassgow

Perry A. Glassgow
Administrative Committee Member

Harley-Davidson
Retirement Savings Plan for York Hourly Bargaining Unit Employees

Date: June 20, 2016	By:	/s/ Perry A. Glassgow

Perry A. Glassgow
Administrative Committee Member

Harley-Davidson Retirement Savings Plans
Financial Statements and Supplemental Schedule
Years Ended December 31, 2015 and 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Harley-Davidson Retirement Plans Committee
Harley-Davidson, Inc.
We have audited the accompanying statements of net assets available for benefits of Harley-Davidson Retirement Savings Plan for Salaried Employees, Harley-Davidson Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees, Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees, and Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees (collectively, the "Harley-Davidson Retirement Savings Plans"or the "Plans"), as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plans’ management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plans’ internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plans' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Harley-Davidson Retirement Savings Plans as of December 31, 2015 and 2014, and the changes in their net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Harley-Davidson Retirement Savings Plans’ financial statements. The information in the supplemental schedule is the responsibility of the Plans’ management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young, LLP
Milwaukee, Wisconsin
June 20, 2016

Harley-Davidson Retirement Savings Plans
Statements of Net Assets Available for Benefits
December 31, 2015

	Harley-Davidson Retirement Savings Plan for Salaried Employees (Plan No. 002)	Harley-Davidson Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees (Plan No. 005)	Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees (Plan No. 006)	Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees (Plan No. 008)
Assets:
Investment in Harley-Davidson Retirement Savings Plan Master Trust (Note 3)	$524,352,104	$164,056,692	$14,216,763	$77,554,811
Receivables:
Notes receivable from participants	5,199,372	3,645,813	823,663	1,875,648
Participant contributions receivable	658,806	79,474	15,655	40,080
Company contribution receivable	5,937,012	113,758	21,111	124,497
Total receivables	11,795,190	3,839,045	860,429	2,040,225
Net assets available for benefits	$536,147,294	$167,895,737	$15,077,192	$79,595,036
See accompanying notes to financial statements.

Harley-Davidson Retirement Savings Plans
Statements of Net Assets Available for Benefits
December 31, 2014

	Harley-Davidson Retirement Savings Plan for Salaried Employees (Plan No. 002)	Harley-Davidson Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees (Plan No. 005)	Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees (Plan No. 006)	Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees (Plan No. 008)
Assets:
Investment in Harley-Davidson Retirement Savings Plan Master Trust (Note 3)	$556,166,289	$180,357,208	$15,294,470	$85,049,153
Receivables:
Notes receivable from participants	4,688,418	3,911,162	979,556	1,917,350
Participant contributions receivable	655,078	62,596	20,401	10,024
Company contribution receivable	4,785,740	51,440	16,300	40,424
Total receivables	10,129,236	4,025,198	1,016,257	1,967,798
Net assets available for benefits	$566,295,525	$184,382,406	$16,310,727	$87,016,951
See accompanying notes to financial statements.

Harley-Davidson Retirement Savings Plans
Statements of Changes in Net Assets Available for Benefits
Year Ended December 31, 2015

	Harley-Davidson Retirement Savings Plan for Salaried Employees (Plan No. 002)	Harley-Davidson Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees (Plan No. 005)	Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees (Plan No. 006)	Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees (Plan No. 008)
Additions:
Income:
Interest on notes receivable from participants	$207,641	$168,328	$36,459	$84,764
Total income	207,641	168,328	36,459	84,764
Contributions:
Participant	25,998,991	5,983,866	1,143,413	2,975,740
Participant rollovers	1,336,223	96,556	14	43,372
Company	14,515,072	842,014	202,137	946,672
Total contributions	41,850,286	6,922,436	1,345,564	3,965,784
Total additions	42,057,927	7,090,764	1,382,023	4,050,548
Deductions:
Investment loss of Harley-Davidson Savings Master Trust (Note 3)	37,837,175	11,521,829	1,077,394	6,227,328
Benefit payments and withdrawals	34,634,130	11,848,506	1,516,619	5,111,650
Administrative expenses	62,844	15,781	5,778	12,578
Total deductions	72,534,149	23,386,116	2,599,791	11,351,556
Net decrease prior to transfers	(30,476,222)	(16,295,352)	(1,217,768)	(7,301,008)
Transfers from (to) other Plans	327,991	(191,317)	(15,767)	(120,907)
Net decrease	(30,148,231)	(16,486,669)	(1,233,535)	(7,421,915)
Net assets available for benefits at beginning of year	566,295,525	184,382,406	16,310,727	87,016,951
Net assets available for benefits at end of year	$536,147,294	$167,895,737	$15,077,192	$79,595,036
See accompanying notes to financial statements.

Harley-Davidson Retirement Savings Plans
Statements of Changes in Net Assets Available for Benefits
Year Ended December 31, 2014

	Harley-Davidson Retirement Savings Plan for Salaried Employees (Plan No. 002)	Harley-Davidson Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees (Plan No. 005)	Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees (Plan No. 006)	Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees (Plan No. 008)
Additions:
Income:
Investment income of Harley-Davidson Savings Master Trust (Note 3)	$15,503,229	$4,434,363	$354,520	$1,946,773
Other income	99,677	32,409	2,696	15,219
Interest on notes receivable from participants	170,636	160,135	34,596	71,970
Total income	15,773,542	4,626,907	391,812	2,033,962
Contributions:
Participant	24,447,735	5,646,258	1,129,971	2,837,764
Participant rollovers	2,314,737	67,207	29,836	163,529
Company	13,100,242	791,130	204,167	882,692
Total contributions	39,862,714	6,504,595	1,363,974	3,883,985
Total additions	55,636,256	11,131,502	1,755,786	5,917,947
Deductions:
Benefit payments and withdrawals	42,910,650	9,293,386	928,338	4,878,915
Administrative expenses	17,227	15,854	5,575	8,176
Total deductions	42,927,877	9,309,240	933,913	4,887,091
Net increase prior to transfers	12,708,379	1,822,262	821,873	1,030,856
Transfers from (to) other Plans	220,045	(201,243)	(18,802)	—
Net increase	12,928,424	1,621,019	803,071	1,030,856
Net assets available for benefits at beginning of year	553,367,101	182,761,387	15,507,656	85,986,095
Net assets available for benefits at end of year	$566,295,525	$184,382,406	$16,310,727	$87,016,951
See accompanying notes to financial statements.

Harley-Davidson Retirement Savings Plans
Notes to Financial Statements
1. Description of Plans
The accompanying financial statements comprise certain employee retirement savings plans of Harley-Davidson, Inc. and subsidiaries (collectively, the Company) that participate in the Harley-Davidson Retirement Savings Plan Master Trust (the Master Trust). The Harley-Davidson Financial Services, Inc. 401(k) Profit Sharing Plan (the Affiliated FSI Plan) also participates, to a limited extent, in the Master Trust. The financial statements of the Affiliated FSI Plan are not included herewith.
The following description of the Harley-Davidson Retirement Savings Plan for Salaried Employees, the Harley-Davidson Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees, the Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees, and the Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees (each a Plan, and collectively, the Harley-Davidson Retirement Savings Plans, or the Plans) provides only general information. Participants should refer to the applicable Plan document for a more complete description of each Plan’s provisions. The Plans are subject to and comply with the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
The purpose of the Plans is to encourage eligible employees to regularly save part of their earnings and to assist them in accumulating additional financial security for their retirement. The Plans provide both participant contributions and Company contributions be held in a trust by an independent trustee for the benefit of participating employees. Except for participant loans, all Plan assets are held in the Master Trust. The trustee of the Master Trust is Fidelity Management Trust Company. Fidelity Workplace Services LLC is the record-keeper for the Plans. Harley-Davidson Motor Company Group, LLC is the plan sponsor for the Plans.
General
Harley-Davidson Retirement Savings Plan for Salaried Employees
The Harley-Davidson Retirement Savings Plan for Salaried Employees (SSP) is a defined contribution plan that covers salaried employees of Harley-Davidson, Inc.; Harley-Davidson Motor Company Group, LLC; Harley-Davidson Motor Company, Inc.; Harley-Davidson Motor Company Operations, Inc.; H-D U.S.A., LLC; and Harley-Davidson Dealer Systems, Inc. (HDDS) meeting minimum eligibility requirements.

Harley-Davidson Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees
The Harley-Davidson Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees (WHSP) is a defined contribution plan that covers hourly employees of the Harley-Davidson Motor Company Operations, Inc. Milwaukee area and Tomahawk plants, subject to a collective bargaining agreement and meeting minimum eligibility requirements.
Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees
The Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees (KCSP) is a defined contribution plan that covers hourly employees of the Harley-Davidson Motor Company Operations, Inc. Kansas City plant, subject to a collective bargaining agreement and meeting minimum eligibility requirements.
Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees
The Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees (YSP) is a defined contribution plan that covers hourly employees of the Harley-Davidson Motor Company Operations, Inc. York plant, subject to a collective bargaining agreement and meeting minimum eligibility requirements.

1. Description of Plans (continued)
Contributions
Participants may defer a portion of their compensation on a pretax basis through contributions to the Plans. The Plans also allow participants to make after-tax basis Roth contributions to the Plans. The Plans allow participants to make in-plan Roth conversions. The maximum amount that participants may defer and contribute to the Plans is determined from time to time by the plan administrator and is subject to limitations under the Internal Revenue Code (the Code). Rollover contributions to the Plans are permitted under certain circumstances, as defined in the applicable Plan's documents. Participants who attain age 50 before the end of the applicable plan year are eligible to make additional elective deferrals (catch-up contributions), subject to Internal Revenue Service (IRS) limits.

Harley-Davidson Retirement Savings Plan for Salaried Employees
The SSP allows for Company matching contributions in Harley-Davidson, Inc. common stock up to $0.50 or $0.75 per dollar of participant contributions, depending on the participant’s date of hire and/or employment locations. The matching contributions apply only to participant contributions up to 6% of a participant’s eligible compensation. Certain participants with a date of hire or rehire on or after August 1, 2006, and who are not covered under the Harley-Davidson Retirement Plan during the same period, receive an employer retirement cash contribution of 4% of their eligible pay, which is made regardless of the employee’s contribution in the SSP or Company performance. Effective January 1, 2011, HDDS employees were eligible to receive the 4% contribution regardless of hire date. Employees hired on or after January 1, 2007, are automatically enrolled in the SSP unless they affirmatively opt out.
Upon termination of employment, the non-vested portion of the participant’s account, as defined by the SSP, represents a forfeiture. As of December 31, 2015 and 2014, forfeited non-vested accounts totaled $730,789 and $829,607, respectively. Total employer retirement cash contributions to the SSP for the years ended December 31, 2015 and 2014, of $5,329,964 and $4,569,617, respectively, were reduced by forfeited non-vested accounts of $454,000 each.

Harley-Davidson Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees
The WHSP allows for Company matching contributions in Harley-Davidson, Inc. common stock up to $0.25 per dollar of participant contributions. The matching contributions apply only to participant contributions up to 6% of a participant’s eligible compensation. Employees hired on or after April 1, 2012, are automatically enrolled into the WHSP unless they affirmatively opt out.
Upon termination of employment, the non-vested portion of the participant’s account, as defined by the WHSP, represents a forfeiture. There were no forfeited non-vested accounts as of December 31, 2015 and 2014.

Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees
The KCSP allows for Company matching contributions in Harley-Davidson, Inc. common stock up to $0.25 per dollar of participant contributions. The matching contributions apply only to participant contributions up to 6% of a participant’s eligible compensation. Employees hired on or after August 1, 2011, are automatically enrolled into the KCSP unless they affirmatively opt out.
Upon termination of employment, the non-vested portion of the participant’s account, as defined by the KCSP, represents a forfeiture. There were no forfeited non-vested accounts as of December 31, 2015 and 2014.
Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees
The YSP allows for Company matching contributions in Harley-Davidson, Inc. common stock up to $0.50 per dollar of participant contributions. The matching contributions apply only to participant contributions up to 6% of a participant’s eligible compensation. Employees hired on or after February 2, 2010, are automatically enrolled into the YSP unless they affirmatively opt out.
Upon termination of employment, the non-vested portion of the participant’s account, as defined by the YSP, represents a forfeiture. There were no forfeited non-vested accounts as of December 31, 2015 and 2014.

1. Description of Plans (continued)

Participants’ Accounts
Separate accounts are maintained for each participant. The account balances are adjusted on a daily basis for participants’ contributions, Company contributions, rollover contributions, net investment income (losses), loan fees and other administrative expenses, and distributions of participants’ benefits or withdrawals. Participants have the option of investing their contributions in one or any combination of the available investment funds, which includes a self-directed brokerage account feature and a money market fund. The Plans are intended to satisfy the requirements under Section 404(c) of ERISA and, therefore, provide that participants may choose to direct their contributions and/or all or part of their account balances among any of their respective Plan’s investment alternatives daily. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in 100% of their contributions and earnings thereon. Participants vest 100% in Company contributions after completing three years of vesting service, with at least 1,000 hours of service in each year. Participants are 100% vested in their proportionate share of any dividends received by the Plans after September 1, 2011, on the shares of Harley-Davidson, Inc. common stock held by the Plans in the Harley-Davidson, Inc. Common Stock Fund.
Participants who terminate due to death, disability, or retirement immediately become 100% vested in their entire account.
Payments of Benefits and Withdrawals
For payments made upon retirement, death, disability, or termination of employment, the balance in a participant’s account is paid to the participant or beneficiary in a lump sum, periodic payments (in certain instances), or other form of payment as allowed under the Plans.
Participants may not withdraw prior to retirement, death, disability, or termination of employment any portion of their account pertaining to contributions made under provisions of Section 401(k) of the Code, except for financial hardships, as defined in the Code, or after the participant attains age 59 1/2 or becomes disabled, as defined by the Social Security Administration. The permissible in-service withdrawals are from participant contributions.
Participant Employee Stock Ownership Plan Dividend Election Rights
Effective September 1, 2011, the portion of the Plans that are at any time invested in Harley-Davidson, Inc. common stock held in the Harley-Davidson, Inc. Common Stock Fund shall be considered an employee stock ownership plan under Section 4975(e)(7) of the Code. Each participant or beneficiary may elect to have their proportionate share of the Harley-Davidson, Inc. common stock dividends paid to them as cash or reinvested in the Harley-Davidson, Inc. Common Stock Fund.
Notes Receivable from Participants
Participants may borrow up to 50% of their vested account balances, not to exceed $50,000. A borrower may request a loan only if the borrower’s vested Plan account balance is at least $2,000, and the minimum loan amount shall be $1,000. Loans are not permitted from Company matching contributions or employer retirement contributions regardless of vesting status. Loans bear interest at a rate commensurate with that charged by commercial lenders for similar loans. The term of the loan cannot exceed five years (ten years in the case of a home purchase).
Administrative Expenses
Most administrative expenses are paid by the Plans. Loan application and service fees are paid directly by participants.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plans to terminate the Plans subject to the provisions of ERISA, and for the WHSP, KCSP, and YSP, the applicable collective bargaining agreements. In the event of plan termination, participants will become fully vested in their accounts.

2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plans are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).
Investment Valuation and Income Recognition
All investment assets held by the Master Trust are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). See Note 4 for further discussion and disclosures related to fair value measurement. The Master Trust is an arrangement that provides for the collective investment of the assets of the Plans (see Note 3).
Purchases and sales of specific Master Trust investments are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date.
Risks and Uncertainties
The Plans invest in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the accompanying financial statements and accompanying notes.
Notes Receivable From Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. If a participant ceases to make loan repayments, the plan administrator will deem the participant loan to be a distribution in accordance with applicable legal requirements, and the participant’s account balance will be reduced at the earliest permitted date.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.
Payment of Benefits
Benefits are recorded when paid.
New Accounting Pronouncements
In July 2015, the Financial Accounting Standards Board (FASB) issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part II of the ASU eliminates the requirements to disclose individual investments that represent 5% or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. It also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics, and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Parts I and III of the ASU are not applicable to the Plans. The ASU is effective for fiscal years beginning after December 15, 2015. Part II is to be applied retrospectively. Management has elected to early adopt Part II, and disclosures in Note 3 and 4 are presented retrospectively.

3. Master Trust
The purpose of the Master Trust is the collective investment of assets of the participating Plans. Each participating Plan’s interest in the Master Trust is based on account balances of the participants and their elected investment options. The Master Trust assets are allocated among the participating Plans by assigning to each Plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all Plans, in proportion to the fair value of the assets assigned to each Plan, income, losses, and expenses resulting from the collective investment of the assets of the Master Trust.
Investment income, losses, and administrative expenses related to the Master Trust are allocated to the individual participating Plans daily based on each participant’s account balance within each investment fund option.
A summary of the Master Trust’s net assets as of December 31, 2015 and 2014, is as follows:

	2015	2014
Investments at fair value:
Mutual funds	$265,421,163	$355,888,391
Common collective trust funds	318,875,209	221,623,647
Brokerage accounts	18,647,885	18,169,826
Money market fund	56,581,219	59,847,221
Harley-Davidson, Inc. Common Stock Fund	120,974,800	181,829,925
Net assets of the Master Trust	$780,500,276	$837,359,010
Investment income and losses have been allocated among the Plans and the Affiliated FSI Plan based on the respective participants’ interest, adjusted for other income and losses. Investment (loss) income generated by the investments of the Master Trust for the years ended December 31, 2015 and 2014, is as follows:

	2015	2014
Interest and dividend income	$19,881,253	$37,710,643
Net depreciation in fair value of investments	(76,669,772)	(15,468,103)
Investment (loss) income of the Master Trust	$(56,788,519)	$22,242,540
The Plans’ and the Affiliated FSI Plan's percentage interests in the Master Trust as of December 31, 2015 and 2014, are as follows:

	2015	2014
SSP	66.9%	66.1%
WHSP	21.2	21.7
KCSP	1.9	1.9
YSP	10.0	10.3
Affiliated FSI Plan	<0.1	<0.1
Total	100.0%	100.0%
The net assets of the Harley-Davidson, Inc. Common Stock Fund consist of the following as of December 31, 2015 and 2014:

	2015	2014
Harley-Davidson, Inc. common stock	$119,745,629	$180,223,249
Money market fund	1,571,195	902,564
Other (payable) receivable	(342,024)	704,112
Net assets of the Harley-Davidson, Inc. Common Stock Fund	$120,974,800	$181,829,925

4. Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:
Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.
Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	Quoted prices for similar assets and liabilities in active markets

•	Quoted prices for identical or similar assets or liabilities in markets that are not active

•	Observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means
Level 3 – Unobservable inputs for assets or liabilities (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumption about risk).
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level of input that is significant to the fair value measure in its entirety.
The following is a description of the valuation techniques and inputs used as of December 31, 2015 and 2014, for the Master Trust’s assets measured at fair value:
Mutual funds: Valued at quoted market prices, which represent the net asset value (NAV) of shares held at year-end.
Money market fund: Valued at cost, which approximates the fair value of the NAV of shares held at year-end.
Harley-Davidson Inc. Common Stock Fund: The fund is tracked on a unitized basis. The fund consists of Harley-Davidson, Inc. common stock and funds held in a money market fund sufficient to meet the fund’s daily cash needs and other miscellaneous assets and liabilities. Unitizing the fund allows for daily trades. The fair value of a unit is based on the combined fair value of Harley-Davidson, Inc. common stock (closing price in an active market on which the securities are traded), the NAV of the money market fund, and other miscellaneous assets and liabilities held by the fund at year-end.
Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.
Common collective trust funds: Valued at the NAV of units of a collective trust. The NAV is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. Participant transactions (purchases and sales) may occur daily. Were the Plans to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

4. Fair Value Measurements (continued)
The following tables set forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2015 and 2014:

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Mutual funds	$265,421,163	$—	$—	$265,421,163
Brokerage accounts	18,647,885	—	—	$18,647,885
Money market fund	56,581,219	—	—	56,581,219
Harley-Davidson Inc. Common Stock Fund	120,974,800	—	—	120,974,800
	$461,625,067	$—	$—	$461,625,067
Common collective trust funds measured at net asset value as a practical expedient:
Life cycle funds(a)				209,197,971
Index funds(b)				94,790,039
Emerging market fund(c)				1,955,097
Fixed income fund(d)				4,376,801
Mid-cap value fund(e)				8,555,301
Total assets at fair value				$780,500,276

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual funds	$355,888,391	$—	$—	$355,888,391
Brokerage accounts	18,169,826	—	—	18,169,826
Money market fund	59,847,221	—	—	59,847,221
Harley-Davidson Inc. Common Stock Fund	181,829,925	—	—	181,829,925
	$615,735,363	$—	$—	$615,735,363
Common collective trust funds measured at net asset value as a practical expedient:
Life cycle funds(a)				202,653,358
Index funds(b)				—
Emerging market fund(c)				2,145,106
Fixed income fund(d)				5,798,750
Mid-cap value fund(e)				11,026,433
Total assets at fair value				$837,359,010

(a)
This category of funds includes investments that are broadly diversified across global asset classes designed to remain appropriate based on a targeted retirement date. These common/collective trust funds share the common goal of gradually becoming more conservative over time. There are currently no redemption restrictions on these collective trusts.

(b)	The investment strategy of these funds is to approximate the risk and return characteristics of an underlying index. There are currently no redemption restrictions on these collective trusts.

(c)
The investment strategy of this fund is to seek exposure to emerging market equities with less volatility and less concentration risk. The strategy emphasizes broad exposure and diversification among countries, economic sectors and individual issuers. There are currently no redemption restrictions on this collective trust.

4. Fair Value Measurements (continued)

(d)
This category of funds includes investments in fixed income U.S. Treasury Inflation-Protected Securities that provide a guaranteed return of principal linked to the rate of U.S. inflation. There are currently no redemption restrictions on this collective trust.

(e)
The investment strategy of this fund is to seek a value-oriented portfolio with an emphasis on dividends and valuation. Underlying investments include equities. There are currently no redemption restrictions on this collective trust.

5. Transactions With Parties in Interest
Certain investments are shares of mutual funds and money market funds managed by the trustee, and therefore, these transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. Fees for certain administrative expenses are generally paid by the Company. The Master Trust also holds investments in Harley-Davidson, Inc. common stock. Transactions in Harley-Davidson, Inc. common stock are party-in-interest transactions under the provisions of ERISA.
As of December 31, 2015 and 2014, the Master Trust held 1,569,846 and 1,628,900 shares, respectively, in the Harley-Davidson, Inc. Common Stock Fund, with a fair value of $119,745,629 and $180,223,249, respectively. During the years ended December 31, 2015 and 2014, dividends on Harley-Davidson, Inc. common stock held in the Master Trust’s Harley-Davidson, Inc. Common Stock Fund were paid and/or credited to eligible Plan participants’ accounts in the amounts of $3,280,837 and $2,978,228, respectively.
6. Tax Status
The SSP and YSP have received determination letters from the IRS dated March 6, 2012, and the KCSP and WHSP have received determination letters from the IRS dated September 16, 2011, and December 20, 2011, respectively, stating that each Plan is qualified under Section 401(a) of the Code, and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the KCSP, WHSP, SSP, and YSP were amended. Once qualified, the Plans are required to operate in conformity with the Code to maintain their qualified status. The plan administrator believes the Plans are being operated in compliance with the applicable requirements of the Code and therefore believes the Plans, as amended, are qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plans. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plans and has concluded that as of December 31, 2015, there were no uncertain positions taken or expected to be taken. The Plans have recognized no interest or penalties related to uncertain tax positions. The Plans are subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plans are no longer subject to income tax examinations for years prior to 2012.
7. Subsequent Events
In February 2016, the YSP was amended to add a non-elective employer retirement contribution to certain eligible employees. Eligible participants with a date of hire or rehire on or after February 1, 2016, and who are not covered under the Harley-Davidson Retirement Plan, will receive a non-elective employer retirement contribution of 2% of the participant’s eligible compensation for the plan year.

Harley-Davidson Retirement Savings Plans
EIN #39-1805420
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
December 31, 2015

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investments, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
Harley-Davidson Retirement Savings Plan for Salaried Employees (Plan No. 002) Various participants*	Notes receivable from participants, 4.25% to 9.25%, maturing at various dates through 2026, collateralized by applicable participants’ account balances	$5,199,372
Harley-Davidson Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees (Plan No. 005) Various participants*	Notes receivable from participants, 4.25% to 9.25%, maturing at various dates through 2025, collateralized by applicable participants’ account balances	3,645,813
Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees (Plan No. 006) Various participants*	Notes receivable from participants, 4.25%, maturing at various dates through 2025, collateralized by applicable participants’ account balances	823,663
Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees (Plan No. 008) Various participants*	Notes receivable from participants, 4.25% to 9.25%, maturing at various dates through 2025, collateralized by applicable participants’ account balances	1,875,648

*	Represents a party-in-interest.